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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                    For the month of August - September, 2004

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:
Press Release, August 9, 2004
Press Release, September 7, 2004
Interim MD & A, Third Quarter Fiscal 2004
Interim Financial Statements, Third Quarter Fiscal 2004

PRESS RELEASE August 9, 2004

                 For immediate release, Monday, August 9, 2004.

Polyair Inter Pack Inc realizes after-tax gain on sale of injection molding equipment


Polyair Inter Pack Inc (TSE/AMEX: PPK) announced today that it has entered into an agreement to sell the underutilized injection molding equipment of its Atlantic Pool Products subsidiary, which will result in an after tax gain to Polyair of US$540,000 (US$0.09/share). Polyair also announced that it has entered into a three-year outsourcing agreement for the production of injection-molded parts. The transaction is scheduled to close on or before October 1, 2004.

Subsequent to its May 2003 acquisition of the Atlantic/Jacuzzi pool equipment business, Polyair relocated the US manufacturing operations to Toronto and has focused on integrating the Atlantic/Jacuzzi pool business with Polyair's existing pool business and improving the efficiency and profitability of the combined entities. Polyair has determined that it is more cost effective to outsource Atlantic's injection molding business, and that the sale of equipment will enable Polyair to better deploy its factory space in its packaging business. .

"I am pleased to announce the sale of these assets and the outsourcing agreement. These are concrete steps in the integration of the acquired business. We are continuing to aggressively pursue other initiatives that will improve the efficiency of all of our business units," stated Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar/Atlantic divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates twelve manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed with the TSE and SEC for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Tom Caden or Dian Griesel                         Wendy Smith
The Investors Relations Group                     Polyair Inter Pack Inc
Phone: (212) 825-3210                             Phone: (416) 740-2687 Ext 225
Email: theproteam@aol.com                         Email: wsmith@polyair.com

PRESS RELEASE September 7, 2004
POLYAIR INTER PACK ANNOUNCES ITS RESULTS FOR THE NINE MONTHS AND THIRD QUARTER ENDED JULY 31, 2004

TORONTO, September 7, 2004 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported net income of $0.7 million or $0.09 per diluted share on sales of $57 million for the third quarter ended July 31, 2004, compared with $1.8 million or $0.28 per diluted share on sales of $49 million for the same period in the prior year. These results incorporate for the first time the full nine months results of the Atlantic/Jacuzzi operation, acquired on May 8th, 2003.

Fiscal third quarter 2004 highlights compared to the same period for the prior year (US$):

                                              3 Months Ended                        9 Months Ended
                                      July 31             Aug 2          %             July 31            Aug 2         %
                                       2004                2003        Change           2004              2003        Change
-----------------------------------------------------------------------------------------------------------------------------------
Sales
Packaging Products                    27,002              21,550        25 %            75,645            64,587        17%
Pool Products                         29,771              27,519         8 %            72,657            40,589        79%
Total Sales                           56,773              49,069        16 %           148,302           105,176        41%

Earnings before Interest,              3,796               5,048       (25)%             8,380            10,909       (23)%
Taxes, Depreciation
and Amortization (EBITDA)*

Net Income                               672               1,827       (63)%             1,081             3,217       (66)%

Weighted average
 Of shares outstanding
(Millions)           - Basic             6.1                 6.1                           6.1               6.1
                     - Diluted           7.2                 6.4                           7.0               6.4

Earnings Per Share   - Basic           $0.10               $0.30       (67)%             $0.16             $0.53       (70)%
                     - Diluted         $0.09               $0.28       (68)%             $0.14             $0.51       (73)%


*    This  represents  Operating  Profit plus  Depreciation  &  Amortization  as reported in the Company's financial  statements.  Full financial statements along with  Management's  Discussion  and Analysis can be obtained from the
     company's           web          site          at           www.polyair.com


All amounts are  expressed  in thousands  of U.S.  dollars  except for number of
shares         outstanding         and        per         share         amounts.
------------------------------------------------------------------------------------------------------------------------------------


"Packaging sales increased by 25% for the quarter when compared to the prior year due to higher volumes across all core product groups. We are successfully executing on our strategy of increasing sales in targeted markets, particularly the e-business product sector. Nonetheless, higher raw material prices continued to impact margins in the packaging group", commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer. "Growth in the Pool Division is attributable to the acquisition of Atlantic/Jacuzzi in the third quarter of 2003. While revenues increased, they were below our expectations due to the cooler weather in our peak sales months. Margins in our pool business were impacted by raw material prices, the stronger Canadian dollar and consolidation costs."

Mr. Schnurbach continued, "We are pleased with the growth in demand for our packaging products. We have made significant progress in the integration of our existing and acquired pool business and the combined business is well positioned for the 2005 pool season. The additional costs involved in this integration as well as the costs of consolidating our Toronto packaging production facilities are largely behind us. Furthermore, notwithstanding volatile raw material and freight costs, through an increased focus on productivity improvement and cost reduction, we are determined to improve our margins."


Conference Call

The Company will host a conference call on Wednesday September 8, 2004 at 4:15 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the quarter to join the call by dialing 1-800-478-6251 in the U.S. and Canada. International participants may access the call by dialing 1-913-981-5558. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 824966 when prompted.


Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar/Atlantic divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates twelve manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. . In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



For further information contact:

Tom Caden/Katherine McNeal/Dian Griesel              Wendy Smith
The Investors Relations Group                        Shareholder Administrator
Phone:  (212) 825-3210                               Phone: (416) 740-2687
                                                     Email: wsmith@polyair.com

Polyair Inter Pack Inc
Third Quarter ended July 31, 2004.
Management's Discussion and Analysis

This following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Polyair Inter Pack Inc ("Polyair" or the "Company") for the third quarter ended July 31, 2004. This MD&A should be read in conjunction with the Company's July 31,2004 unaudited third quarter financial statements included elsewhere herein and the 2003 Annual MD&A, which forms part of Polyair Inter Pack Inc 2003 Annual Report, dated January 9, 2004.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the Securities and Exchange Commission and the Ontario Securities Commission, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, Polyair expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


Overview of business conditions

Polyair Inter Pack Inc is a diversified manufacturer and distributor of protective packaging and swimming pool products. These products are sold to distributors and retailers primarily in North America and Europe. The Company operates twelve manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

The protective packaging products group produces a wide variety of products. Raw materials utilized in production include polyethylene resin, aluminium and paper. These products are sold through distributors and large retail chains for end use in electronics, automotive, furniture, residential construction and for e-business, the courier and mail sectors. In 2004, the packaging division's growth has outpaced general economic growth due to growth in its new product lines and expanded customer base.

The swimming pool product line includes above ground pools, protective covers and liners for both above and in ground pools, pool equipment and accessories. Prior to 2003, the Company's pool business concentrated on solar covers, winter covers, liners and fencing. In May 2003, it acquired the Atlantic/Jacuzzi business, which expanded its pool product line presence in above ground pools and pool equipment/accessories. Sales of the these products are weather dependent and an early hot summer particularly in the central and north eastern US could result in increased demand for the Company's above ground pools. In 2004, an unseasonably cool summer has resulted in lower than anticipated demand for the Company's pool product lines.

In `000s of USD except where otherwise noted

                                     2004                                       2003                          2002
                        Qtr 3         Qtr2       Qtr 1        Qtr 4        Qtr 3       Qtr 2      Qtr1       Qtr 4
-------------------- ------------- ---------- ------------ ------------ ------------ ---------- ---------- -----------
Net sales               56,773      56,440      35,089       37,600       49,069      31,569     24,538      34,241
Net income                 672       1,522      (1,113)       1,513        1,827       1,243        147       1,850
Per share basic           0.10        0.24       (0.19)        0.24         0.30        0.20       0.02        0.30
Per share fully           0.09        0.20       (0.19)        0.22         0.28        0.20       0.02        0.29
diluted



Third quarter ended July 31, 2004.
Review of consolidated operations

Sales by product category are as follows:

                                          3 Months Ended
                                  July 31,             August 2,
 (in 000's USD)                    2004                  2003
------------------------------------------------------------------
Sales:
        Packaging products        $27,002               $21,550
        Pool products             $29,771               $27,519
------------------------------------------------------------------
                                  $56,773               $49,069
------------------------------------------------------------------


Total sales in the quarter increased by 16% over the same period last year. Packaging sales increased by 25% due to an increase in sales to retail channels, growth in the Ecom(TM) mailer product line, and sharply higher sales of the Company's proprietary Air Space(TM) film product line.

Pool revenues grew by 8% from the same period last year. The unseasonably cool summer resulted in third quarter demand being below the Company's expectations. The weaker than anticipated sales has resulted in approximately $8.4 million of higher than planned inventory which will be carried forward for the 2005 season. This inventory is forecasted for delivery through the first two quarters of fiscal 2004.


                                         3 Months Ended
                                 July 31,             August 2,
(in 000's USD)                     2004                  2003
----------------------------------------------------------------------
Sales:
        United States            $41,148               $36,384
        Canada                   $10,746               $11,806
        Europe                   $ 4,879               $   879
----------------------------------------------------------------------
                                 $56,773               $49,069
----------------------------------------------------------------------


Sales in the US accounted for 72% of total sales, as compared to74% in 2003. Sales in the Canadian market were almost $1 million lower from the same period last year primarily due to cool weather that resulted in lower consumer demand. Sales outside of North America of $4.9 million are attributable entirely to the pool division and are primarily a result of the export of Atlantic/Jacuzzi products. This market represents a new venue for growth for the Company.


                                       3 Months Ended
                               July 31,             August 2,
(in 000's USD)                   2004                  2003
--------------------------------------------------------------------
Gross Profit                   $10,284               $10,988
--------------------------------------------------------------------


In the quarter gross profit as a percentage of sales declined to 18.1 from 22.4% in the prior year. Margins were negatively impacted in the quarter by higher raw material and freight costs. Polyethylene resin, a major raw material component was19% higher in the third quarter of 2004 as compared to the same period in 2003. Other raw material costs including paper, corrugated packaging and aluminium foil also increased. Freight expenses were higher due to increased fuels costs and freight surcharges charged by carriers.

In response to increases in resin costs, the Company raised product prices late in the quarter. The impact of these price increases should benefit future quarters, however, the Company remains concerned about the volatility of its raw material input and freight costs. In recent weeks, petrochemical producers have announced a new round of price increases for polyethylene. These higher resin costs could reduce the benefit of the Company's third quarter selling price increase.

The Company is reviewing alternative strategies that it could deploy to partially offset these higher costs. The magnitude of recent plastic cost increases, however, requires selling price increases in order to preserve margins. The competitive markets in which the Company operates could prevent it from directly passing on higher input costs and the Company expects that margins should continue to be under pressure until resin and freight costs stabilize.

In the Company's pool business, steel and plastic are the principal raw material costs. Margins in the third quarter were impacted by higher freight, material and manufacturing costs. Subsequent to the acquisition of the Atlantic/Jacuzzi pool business, in late 2003 manufacturing operations in Toronto and Arkansas were consolidated to a single facility in Toronto. Freight, manufacturing labour and other associated costs were higher due to the start-up and integration of the new facility. Considerable progress has been made in improving the efficiency of the Toronto pool products manufacturing facility and the Company is continuing to pursue further cost reductions.

The Company leased one of its production facilities from an entity controlled by a director and significant shareholder of the Company. Effective March 23rd, 2004, the Company terminated the lease, which had two years remaining and agreed to pay a termination fee of $182,000 in consideration. This amount was charged to the cost of goods sold in the third quarter. The independent board of directors approved this negotiated termination in conjunction with the planned consolidation of the Toronto operating facilities. The Company subsequently leased a portion of this facility from the new owner for a maximum two-year period.

The Company had entered into foreign exchange contracts and in the quarter it liquidated these contracts for a net gain of $0.4 million. The Company did not have any outstanding foreign exchange contracts as at July 31, 2004.


                                                3 Months Ended
                                        July 31,             August 2,
(in 000's USD)                            2004                  2003
-----------------------------------------------------------------------------
Expenses:
        Selling                          $4,930                $4,095
        General and administrative       $3,176                $3,345
-----------------------------------------------------------------------------
                                         $8,106                $7,440
-----------------------------------------------------------------------------


Selling, general and administrative costs as a percentage of sales declined from the same period last year primarily due to the higher sales volume in 2004. Most of this improvement occurred in the packaging business where selling costs as a percent of sales declined due to higher volumes. In its pool business the Company invested in a larger US sales force, increased product promotions and advertising to build its brand for future years.


General and administrative costs have essentially remained unchanged compared to the third quarter of 2003.

                                              3 Months Ended
                                      July 31,             August 2,
(in 000's USD)                          2004                  2003
---------------------------------------------------------------------------
Interest expense, net                   $923                  $431
Income taxes                            $579                 $1,310
---------------------------------------------------------------------------


Interest costs in the quarter more than doubled as a result of increased bank debt incurred to finance higher levels of inventory and receivables. Of the Company's total borrowings $40.7 million is floating rate debt and $11.7 million is fixed rate debt. During the quarter borrowing rates increased by 0.25% as a result of higher US interest rates.

The Company's effective tax rate for the third quarter of 2004 was 46% compared to 39% in the prior quarter and 42% in the third quarter of 2003. The changes in the effective tax rate were due to changes in the mix of income.

Net income and earnings per share
Net income for the quarter ended July 31, 2004 was $0.7 million compared to $1.8 million for the same period last year. The decline was due to higher material costs particularly in the packaging business, higher freight costs in both divisions and increased operating costs.

Earnings per share on a fully diluted basis decreased to $0.09/share from $0.28/share in the third quarter due to the lower net income earned in the quarter. The number of shares outstanding increased to 7.2 million from 6.4 million on a fully diluted basis due to the inclusion of the convertible note for a full nine months in 2004. The convertible note, issued in May 2003 with a face value of $5 million, matures March 31, 2009 and bears interest of 6% per annum. The note became convertible after March 31, 2004 into 598,802 common shares.

Cash flow
Cash flow from operations in the quarter decreased to $16.6 million from $31.9 million in 2003. The lower level of cash receipts in the current quarter was principally due to slower receivables collection in the pool division, a build up of inventory and a reduction in trade payables. In the pool products business an investment in inventories is required commencing early in the calendar year and peaking in the March- April period. Swimming pool sales from November through to the end of the second quarter often have extended payment terms, collection of these receivables usually occurs in the June-August period. In 2004 due to delays in shipping pool products in the second and third quarters of the year, certain collections were delayed to August.

The effect of foreign currency translation on cash and equivalents generated cash of $0.3 million in this quarter. In 2003, the Company used the cash flow from operations and short-term bank debt to finance the acquisition of the Atlantic/Jacuzzi current assets. The Company also financed part of the purchase price by issuing a convertible note of $5 million.

Capital expenditures of $2.7 million were attributable primarily to the packaging business with $1.1 million of equipment expenditures incurred to increase capacity. During the quarter, the Company received $0.8 million in equipment financing and is scheduled to receive an additional $2 million in December. In the same quarter last year the Company spent $2 million on new equipment purchases.


Nine months ended July 31, 2004
Results of consolidated operations

                                               9 Months Ended
                                       July 31,             August 2,
(in 000's USD)                           2004                  2003
----------------------------------------------------------------------------
Sales:
        Packaging products             $75,645               $64,587
        Pool products                  $72,657               $40,589
----------------------------------------------------------------------------
                                       $148,302              $105,176
----------------------------------------------------------------------------


Sales for the nine months ended July 31, 2004 increased by 41% from the same period in 2003. Packaging grew by 17% year over year as the Company experienced good demand for its Ecom(TM) mailer, Air Space(TM) and insulated foil product lines. The higher demand is due to higher volumes of orders from existing customers as well as orders from new customers in the retail and home improvement sectors.

The pool business sales grew by 79% primarily as a result of the inclusion of a full nine months for the Jacuzzi/Atlantic business compared to three months in fiscal 2003. However, in general, sales of the Company's pool products were negatively impacted by the cooler summer temperatures particularly in the key central and eastern US markets.


                                      9 Months Ended
                               July 31,             August 2,
(in 000's USD)                   2004                  2003
--------------------------------------------------------------------
Sales:
        United States          $105,312              $83,913
        Canada                 $30,664               $20,384
        Europe                 $12,326                 $879
--------------------------------------------------------------------
                               $148,302              $105,176
--------------------------------------------------------------------


Sales from outside the US have increased to 29%, compared to 20% in the same period for the prior year, mainly as a result of $12 million in sales to the European market arising from the acquisition of the Atlantic/Jacuzzi product line. Canadian sales increased relative to US sales, but due to the increase in European sales, remained flat as a percentage of total sales.

The value of the Canadian dollar has increased 11% relative to the US dollar from the previous year. The Company reports its financial results in US dollars, but maintains significant operations in Canada, primarily in the pool business. Prior to the Atlantic/Jacuzzi asset purchase, the Company's operating net income was not materially impacted by fluctuations in foreign exchange rates, as
Canadian revenues virtually offset Canadian expenditures. With the Atlantic/Jacuzzi acquisition, the Company's exposure to the US/CDN currency exchange rate has increased. The above-mentioned change in exchange rates contributed $2.2 million of the revenue growth on a year over year basis. More significantly, the stronger Canadian dollar reduced net income by approximately $1.5 million.


                                          9 Months Ended
                                  July 31,             August 2,
(in 000's USD)                      2004                  2003
-----------------------------------------------------------------------

Gross Profit                      $26,784               $23,742
-----------------------------------------------------------------------


Gross profit as a percentage of sales declined to 18.1% from 22.6% last year due to higher freight costs and in the packaging business higher raw material costs. Average polyethylene prices were 19% higher for the nine months in 2004 compared to the same period in 2003, which impacted on margins in the packaging business. In the pool business, under the terms of the acquisition of the Jacuzzi/Atlantic assets, the previous owner manufactured and supplied US equipment for the balance of the 2003 pool season. In the fall of 2003 the manufacturing facility was relocated to a new site in Toronto and fiscal 2004 represents the first full season of in house manufacturing. Gross profit in the pool division was impacted by the start up and integration of the manufacturing operations in the early part of the year and the stronger Canadian dollar as discussed above.

The Company is continuing to focus on improving the efficiency of its business. In the packaging business the Company is consolidating its Toronto manufacturing facilities. This consolidation started in the first quarter this year and is expected to be complete by the end of the first quarter next year. During the relocation of equipment, manufacturing efficiency suffered as the Company moved into its new production facility. This consolidation will result in lower factory rent and other costs. The Company anticipates a savings of $1 million going forward. In the pool business, as part of a review of its operating cost structure, the Company determined that it is more cost effective to outsource the production of plastic injection moulded parts. During the quarter, the Company invited tenders for the supply of parts and for the purchase of the associated equipment and on August 9th, 2004, the Company entered into an agreement to sell this equipment for proceeds of $0.6 million in cash and a promissory note of $0.2 million. The Company also entered into a three-year parts supply agreement, which it expects, will reduce the cost of its injection-moulded parts. The transaction will result in a net after tax gain of $0.5 million to be recognized in the fourth quarter of 2004, with the remainder to be recognized in the future as a reduction in inventory and cost of sales.

Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company that allows for the sale of a property that requires environmental remediation. Under this agreement, for a period of approximately one year, ownership of the property can be transferred for cash consideration and a non-interest bearing five year promissory note. Upon exercise and closing of the agreement, the Company will enter into a ten-year lease. The transaction was approved by an independent committee of the board of directors and its closing is subject to the approval of the Company's operating lenders.


Selling, General and Administrative expenses

                                                 9 Months Ended
                                         July 31,             August 2,
(in 000's USD)                             2004                  2003
------------------------------------------------------------------------------
Expenses:
        Selling                          $13,995                $9,372
        General and administrative        $9,212                $7,754
------------------------------------------------------------------------------
                                         $23,207               $17,126
------------------------------------------------------------------------------


Selling, general and administrative expenses as a percent of sales declined slightly in 2004. Selling expenses in the pool division increased due to higher sales and commissions costs incurred as a result of an expanded sales force as well as increased product promotion and advertising costs resulting from the acquisition of the Jacuzzi/Atlantic business. In the packaging business selling costs as percentage of sales remained unchanged.

Overall, general and administrative costs increased on an absolute basis compared to the prior year, due to the Atlantic/Jacuzzi acquisition. Prior year results include Atlantic/Jacuzzi results for only one quarter, whereas the current year results captures nine-months of general and administrative expenses.


Net interest expense and income taxes

                                         9 Months Ended
                                 July 31,             August 2,
(in 000's USD)                     2004                  2003
----------------------------------------------------------------------
Interest expense, net             $1,810                $1,112
Income taxes                       $721                 $2,312
----------------------------------------------------------------------


Interest expense increased by $0.7 million primarily due to the higher levels of receivables and inventory associated with the Atlantic/Jacuzzi asset purchase. Interest rates at July 31, 2004 on the Company's floating rate debt were on average 0.25% higher than in 2003.

The effective income tax rate of 40% was slightly lower than the prior year due to the change in income mix and the impact of manufacturing tax credits on lower taxable income.

Net income
Net income for the nine months ended July 31, 2004 was $1.1 million compared to $3.2 million in the corresponding period in 2003. The decline was due to higher material costs particularly in the packaging business, higher costs associated with the establishment of a pool products manufacturing facility, the negative impact of a stronger Canadian dollar and higher operating expenses.

Earnings per share
Earnings per share for the nine months ended July 31, 2004 decreased to $0.14 per fully diluted share from $0.51 per fully diluted share for the same period in 2003. The weighted average number of fully diluted shares increased to 7.0 million from 6.4 million upon the note issued for the purchase of the Atlantic/Jacuzzi assets becoming eligible for conversion into common shares in March 2004.

Cash flow
The Company had a cash deficit from operations for the nine months ended July 31, 2004 of $7.1 million compared to cash from operations of $27.4 million in the same period in 2003. This cash deficit along with capital expenditures of $7.2 million was financed through the Company's operating bank line. Higher levels of accounts receivables and inventory in the Company's pool division accounted for the majority of the operating cash deficit. The Company expects to reduce the receivable balance by year-end but anticipates that it will carry a higher inventory balance into the second quarter of next year. In light of the increased borrowing requirement in July the Company's operating lenders amended its lending agreement to accommodate the Company's needs through to the end of August. The Company has also been advised that the credit facility will be amended to provide $5 million to finance its higher inventory level.

Capital expenditures totalled $7.2 million with $2.5 million in the pool division and the balance in the packaging division. Of the packaging expenditures $3.1 million of equipment expenditures were incurred to increase capacity and $0.9 million for the expansion of the Airspace(TM) installed base. Of the pool division expenditures, the majority of the spending related to the move and establishment of the new pool manufacturing facility. The Company received $3.5 million in equipment financing with an average term of 60 months and bearing an average interest rate of 7.0%. In the same period last year, the Company spent $5.9 million in new equipment purchases.


Financial position, liquidity and capital resources

The Company's pool division is a seasonal business and it impacts on the Company's cash flows and investment in working capital. Pre-season inventories are purchased and manufactured in the November -March period in order to service customers in the peak months of April-June. The Company also gives customers that purchase product in the off-season extended payment terms. The inventory build up and extended payment terms on certain pool division receivables requires an investment in working capital, the majority of this working capital is financed from the Company's revolving bank line.

In managing its working capital, the Company performs monthly reviews of certain working capital metrics. The number of days outstanding in accounts receivable as at July 31, 2004 was 65 days versus 60 days in the prior quarter and 40 days at the end of the same quarter last year. The higher number of days outstanding is primarily due to slower collections in the Company's pool customer receivables; the Company is increasing its collection efforts and expects that it will reduce the days outstanding on its receivables by year-end. Days of inventory sales increased substantially in the third quarter of 2004 to 77 days compared to 54 days for the same period in 2003. In the packaging business, days of inventory sales has remained virtually unchanged in the third quarter when compared year over year. Days of sales of pool inventories increased and the Company is carrying $8.4 million of inventory that was unsold in the 2004 pool season which it will carry into the 2005 pool season. Accounts payable days outstanding increased to 52 days from 42 days as the Company delayed payments to partially offset the longer dated receivables and higher inventories.

Prepaids as at July 31, 2004 increased from the same period last year in part due to an insurance claim accrual of $0.5 million in the packaging division and a $0.5 million sales tax receivable balance in the pool division.

Accrued liabilities at July 31, 2004 were lower than prior year due to the inclusion of a $3.5 million accrual in 2003 for the supply of finished goods from the previous owners of the Atlantic/Jacuzzi business.

Bank debt, net of cash, at July 31, 2004 was $26.9 million versus $14.3 million in 2003. The Company had $19.5 million of term debt of which 34% is fixed rate debt. During the nine months ended July 31, 2004 the Company assumed $2.7 million of fixed rate term debt to finance equipment. In the same period it also repaid $2.7 million of term debt including $1 million of a 6.5% Industrial Revenue Bond, the balance of this bond, $2 million is due in April 2005.

Other long-term liabilities, which principally consist of pool products warranty accruals and other expenses incurred on the acquisition of the Atlantic/Jacuzzi assets, declined as charges incurred were offset against the accruals.

The convertible note balances increased from the year-end and comparative period in 2003 due to the accretion of equity carrying value of the face amount of the note.

Polyair will continue to require cash to support its seasonal working capital needs, pay for capital expenditures and to service its debt obligations. The Company currently sources certain of its products from Asia. This sourcing sometimes requires the posting of letters of credit. The Company's cash balances are not affected by these letters of credit however they do reduce the available credit on the Company's bank lines. As at July 31, 2004 the Company had $5.6 million of letters of credit outstanding, $4.6 million of this amount was in support of Industrial Revenue Bonds issued by the Company.

The Company is in negotiations with its lenders to increase the term debt facility by $5 million to fund working capital and capital expenditures in 2005. In order to meet its cash requirements and requirements for letters of credit in fiscal 2004-2005 period the Company intends to use its internally generated funds, lease financing for the acquisition of production equipment and operating and term bank debt. Management believes that cash flow from operations and the Company's credit facilities will be sufficient to meet Polyair's anticipated cash and letter of credit requirements.

Polyair's existing operating loan agreements contain covenants that require the Company to meet leverage and debt service tests. At July 31, 2004 the Company was in compliance with all of its covenants under its existing operating loan facility and with the additional term financing management expects that the Company will continue to remain in compliance with its debt covenants and that it will have sufficient level of financing to operate and grow its business.

Risks and uncertainties
Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including general economic conditions, weather and related customer buying patterns, manufacturing issues, industry capacity, product liability and the rising cost of raw materials and freight. These risks and uncertainties are discussed in detail in the Company's Annual Information Report dated March 19, 2004 and filed with Canadian and US securities regulatory authorities.

Outlook:

In mid 2003 the Company completed the Atlantic/Jacuzzi acquisition and as a result of this acquisition has substantially increased its business base and market reach. In fiscal 2004 it undertook to integrate this acquisition with its existing pool business and expects to have substantially completed this integration by the end of the fiscal year. The pool products market is seasonal with peak sales occurring from March to July. During the fourth quarter and the first quarter of each fiscal year, sales will reflect a lower level of activity. The Company has made significant progress in the integration of the Atlantic/Jacuzzi acquisition and it now has a strong platform to expand its pool business globally.

In its packaging business the Company is experiencing strong demand for its products. The volatility of plastic and other raw material costs continues to be a source of uncertainty in projecting an improvement of the profitability of this business. The Company is committed to seek to offset resin cost increases with selling price increases however the competitive nature of the protective packaging markets does not provide certainty that announced price increases will be realized. With good progress in the integration of the pool operations, the consolidation of its Toronto packaging facilities and a sharper focus on improving its profitability the Company should be well positioned to achieve its objectives.

INTERIM FINANCIAL STATEMENTS, THIRD QUARTER 2004


POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2004

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                            AS AT         AS AT          AS AT
(in thousands of United States dollars)    JULY 31      OCTOBER 31     AUGUST 2
                                            2004          2003           2003
                                         (unaudited)                 (unaudited)
--------------------------------------------------------------------------------
           ASSETS
Current Assets:
Cash and cash equivalents               $    893       $    888       $    429
Accounts receivable, net of allowance     32,491         24,006         29,781
for doubtful accounts
Due from joint venture                       872            826          1,086
Income taxes receivable                      176            111              -
Inventory                                 40,372         30,022         29,728
Prepaid expenses and other                 4,369          2,175          1,505
Future income tax assets                   1,490          1,492            885
------------------------------------------------------------------------------
                                          80,663         59,520         63,414

Capital assets, net                       40,202         37,790         35,958

Future income tax assets                   1,365          1,369            565

Intangible and other assets, net           1,759          1,929          1,979
------------------------------------------------------------------------------
                                        $123,989       $100,608       $101,916
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness                       $ 27,842       $ 13,130       $ 14,681
Accounts payable                          24,599         14,195         15,135
Accrued liabilities                       10,989         11,598         14,863
Income taxes payable                         504          2,009          1,944
Future income tax liabilities                 58             62              -
Current portion of long-term debt          5,804          4,191          3,963
------------------------------------------------------------------------------
                                          69,796         45,185         50,586

Long-term debt                            13,733         15,348         15,599
Other long-term liabilities                  637          1,324              -
Convertible note                           1,132          1,229          1,198
Future income tax liabilities              3,626          3,633          2,931

Shareholders' equity:
Convertible note                           4,039          3,938          3,802
Capital stock                             10,041          9,938          9,863
Retained earnings                         19,826         18,869         17,363
Cumulative translation account             1,159          1,144            574
------------------------------------------------------------------------------
                                          35,065         33,889         31,602

------------------------------------------------------------------------------
                                        $123,989       $100,608       $101,916
==============================================================================


See accompanying notes to consolidated financial statements

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2004


CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (3 months ended July 31, 2004 and August 2, 2003)
(in thousands of United States dollars)

                                                              3 MONTHS ENDED                   9 MONTHS ENDED
                                                          JULY 31,         AUGUST 2,        JULY 31,          AUGUST 2,
       (UNAUDITED)                                          2004            2003             2004               2003
----------------------------------------------------------------------------------------------------------------------
Sales                                                 $    56,773       $    49,069      $   148,302       $   105,176

Cost of sales                                              46,489            38,081          121,518            81,434
----------------------------------------------------------------------------------------------------------------------

Gross profit                                               10,284            10,988           26,784            23,742

Expenses:
Selling                                                     4,930             4,095           13,995             9,372
General and administrative                                  3,176             3,345            9,212             7,754
----------------------------------------------------------------------------------------------------------------------
                                                            8,106             7,440           23,207            17,126
----------------------------------------------------------------------------------------------------------------------

Operating profit                                            2,178             3,548            3,577             6,616

Interest expense, net                                         923               431            1,810             1,112
----------------------------------------------------------------------------------------------------------------------

Income before minority interest                             1,255             3,117            1,767             5,504

Minority interest                                              (4)               20               35                25
----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                  1,251             3,137            1,802             5,529

Income taxes                                                  579             1,310              721             2,312
----------------------------------------------------------------------------------------------------------------------

Net Income for the period                                     672             1,827            1,081             3,217


Retained earnings, beginning of period                     19,181            15,536           18,869            14,614

Premium on common shares purchased for cancellation          --                --               --                (468)

Convertible debt accretion                                    (27)             --               (124)             --

----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                      $    19,826       $    17,363           19,826            17,363
----------------------------------------------------------------------------------------------------------------------

Income per share:
Basic                                                 $      0.10       $      0.30             0.16              0.53
Diluted                                                      0.09              0.28             0.14              0.51

----------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding:
Basic                                                   6,146,774         6,106,465        6,140,427         6,109,567
Diluted                                                 7,178,692         6,442,433        6,973,636         6,369,076

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2004

---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (3 months ended July 31, 2004 and August
2, 2003)
(in thousands of United States dollars)                                    3 MONTHS ENDED           9 MONTHS ENDED
                                                                        JULY 31,    AUGUST 2,    JULY 31,      AUGUST 2,
       (UNAUDITED)                                                        2004         2003        2004          2003
---------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
Net income for the period                                              $   672      $ 1,827      $ 1,081      $ 3,217
Items which do not involve cash:
Depreciation and amortization                                            1,618        1,500        4,803        4,293
---------------------------------------------------------------------------------------------------------------------
                                                                         2,290        3,327        5,884        7,510

Change in non-cash operating working capital:
Accounts receivable                                                     18,402       23,380       (8,550)      19,443
Inventory                                                                 (839)       2,008      (10,488)      (3,193)
Prepaid expenses and other                                                 256          (88)      (2,205)        (604)
Accounts payable and accrued liabilities                                (3,169)       2,085        9,807        4,986
Income taxes payable/receivable                                           (346)       1,180       (1,505)        (789)
---------------------------------------------------------------------------------------------------------------------
                                                                        16,594       31,892       (7,057)      27,353

Financing activities:
Issuance of long-term debt                                                 882         --          3,614         --
Repayment of long-term debt                                               (971)      (1,110)      (3,603)      (2,531)
Increase (decrease) in bank indebtedness                               (13,668)       5,869       14,742       14,466
Increase in note payable                                                  --          1,198         --          1,198
Increase in convertible debentures                                        --          3,802         --          3,802
Common shares repurchased                                                 --            (22)        --           (681)
Stock options exercised                                                     27           24          104           28
---------------------------------------------------------------------------------------------------------------------
                                                                       (13,730)       9,761       14,857       16,282

Investing activities:
Purchase and deposits on building and equipment                         (2,723)      (1,988)      (7,164)      (5,934)
Acquisitions, net of cash acquired                                        --        (39,386)        --        (39,386)
Due from joint venture                                                      34         (315)         (53)        (704)
Other                                                                       (5)        (217)        (122)        (227)
---------------------------------------------------------------------------------------------------------------------
                                                                        (2,694)     (41,906)      (7,339)     (46,251)

Effect of foreign currency translation on cash balances                    280          124         (456)          47
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                           450         (129)           5       (2,569)

Cash and cash equivalents, beginning of period                             443          558          888        2,998

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                               $   893      $   429      $   893      $   429
=====================================================================================================================

Supplemental cash flow information: Cash paid during the period for:
Interest paid                                                          $   329      $   292      $ 1,520      $   851
Income taxes paid, net of refunds                                          347          236        1,691        3,211
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2004

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (3 months ended July 31, 2004 and August 2, 2003)

     (UNAUDITED)
--------------------------------------------------------------------------------

1. Significant Accounting Policies

These consolidated financial statements do not contain all disclosures required by Canadian GAAP and therefore, should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2003.

2. Seasonality of Operations

Due to the seasonal nature of the pool products business, the earnings for the three months ended July 31, 2004 and August 2, 2003 are not indicative of the earnings for other quarters. Sales in pool products are substantially higher in the second and third quarters, primarily due to buying patterns for the summer which typically result in higher profitability in these periods.


3. Related Party Notes

a) Effective April 28, 2004, the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company ("the related party purchaser" or "the purchaser"). Under the terms of the agreement , at any time on or before March 27, 2005, the purchaser may require the Company to sell the property to the purchaser or the Company may require the purchaser to buy the property for a purchase price of Cdn $ 2.595 million. The purchase price will be paid in cash on closing subject to a 5 year no interest vendor take back mortgage of Cdn $500,000, the principal amount of which may be reduced by any amount spent on environmental remediation of the property in excess of US $300,000. In addition, upon execution of the put/call agreement, the Company will enter into a lease back transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a five year renewal option which can be exercised by either party.

An   independent   committee  of  the  board  of  directors  has  approved  this transaction, based in part on an appraisal of the property and the terms of the transaction, including the lease back transaction.


b) The Company leased one of its production facilities from an entity controlled by a director and significant shareholder of the Company. Effective March 23rd, 2004, the Company terminated the lease, which had two years remaining and agreed to pay a termination fee of $ 182,000 in consideration. The related party sold the building and the company entered into a two-year lease with the new owner. This amount was charged to cost of goods sold in the third quarter.



4. Subsequent Event Note

On August 9th, 2004, the Company entered into an agreement to sell injection moulding equipment of its Atlantic Pool Products subsidiary for a purchase price of $ 564,000 in cash and a promissory note of $ 226,000. The promissory note is payable over three years and payments are dependent on purchases; under the terms of a three-year parts supply agreement entered into with the purchaser of the equipment. The transaction will result in a net after tax gain of $ 450,000 to be recognized in the fourth quarter of 2004, with the remainder to be recognized in the future as a reduction in inventory and cost of sales based on purchases.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2004

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (3 months ended July 31, 2004 and August 2, 2003) (in thousands of United States dollars)
 (UNAUDITED)
-------------------------------------------------------------------------------

5.     Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

By geographic region:

           -------------------------------------------------------------
                        3 MONTHS ENDED              9 MONTHS ENDED
                    JULY 31,      AUGUST 2,     JULY 31,      AUGUST 2,
                     2004          2003          2004           2003
           --------------------------------------------------------------
Sales:
United States      $ 41,148      $ 36,384      $105,312      $ 83,913
Canada               10,746        11,806        30,664        20,384
Europe                4,879           879        12,326           879
----------------------------------------------------------------------
                   $ 56,773      $ 49,069      $148,302      $105,176
======================================================================


                                        ---------------------
                                               AS AT
                                        JULY 31,   AUGUST 2,
                                          2004       2003
                                        ---------------------

Capital assets and goodwill:
United States                           $23,651     $26,004
Canada                                   16,319       9,575
Corporate                                 1,091       1,201
                                        -------     --------
                                        $41,061     $36,780
                                        =======     =======


By operating segment:

           --------------------------------------------------------------------------
                                        3 MONTHS ENDED              9 MONTHS ENDED
                                   JULY 31,      AUGUST 2,     JULY 31,     AUGUST 2,
                                    2004          2003          2004         2003
           --------------------------------------------------------------------------
Sales:
Packaging products               $ 27,002      $ 21,550      $ 75,645      $ 64,587
Pool products                      29,771        27,519        72,657        40,589
-----------------------------------------------------------------------------------
                                 $ 56,773      $ 49,069      $148,302      $105,176
===================================================================================

Depreciation and amortization:
Packaging products               $  1,274      $  1,143      $  3,851      $  3,269
Pool products                         128           152           325           394
Corporate                             216           205           627           630
-----------------------------------------------------------------------------------
                                 $  1,618      $  1,500      $  4,803      $  4,293
===================================================================================

Operating profit (loss):
Packaging products               $  2,931      $  2,395      $  8,031      $  7,758
Pool products                       1,078         2,594         1,059         3,260
Corporate                          (1,831)       (1,441)       (5,513)       (4,402)
-----------------------------------------------------------------------------------
                                 $  2,178      $  3,548      $  3,577      $  6,616
===================================================================================

Capital expenditures:
Packaging products               $  1,561      $  1,709      $  4,313      $  5,090
Pool products                         997           183         2,538           508
Corporate                             165            96           313           336
-----------------------------------------------------------------------------------
                                 $  2,723      $  1,988      $  7,164      $  5,934
===================================================================================


           ---------------------------------------------------------------------
                                           AS AT
                                   JULY 31,      AUGUST 2,
                                    2004          2003
           ---------------------------------------------------------------------

Total assets:
Packaging products               $ 60,495      $ 53,096
Pool products                      54,680        41,628
Corporate                           8,814         7,192
-------------------------------------------------------
                                 $123,989      $101,916
=======================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: November 1, 2004                   By:/s/VICTOR D'SOUZA
                                         Victor D'Souza, Chief Financial Officer